Exhibit 2.4

TRANSACTION AGREEMENT
between
GOLD ENERGY, LLC
a North Dakota limited liability company
and
US BIOENERGY CORPORATION
a South Dakota corporation
Dated as of March ___, 2006

i

ii

TRANSACTION AGREEMENT
     THIS TRANSACTION AGREEMENT (this “Agreement”) is made and entered into as of March ___, 2006, by and between GOLD ENERGY, LLC, a North Dakota limited liability company (“Gold Energy”), and US BIOENERGY CORPORATION, a South Dakota corporation (“US BioEnergy”).
     WHEREAS, Gold Energy is an ethanol production company formed to construct and operate a 100 million gallon per year dry grind ethanol plant in western Minnesota or eastern North Dakota;
     WHEREAS, US BioEnergy intends to develop, finance and construct or acquire ethanol plants in the United States;
     WHEREAS, the parties entered into a letter of intent dated February 17, 2006 to negotiate in good faith to reach agreement on the final terms and conditions of US BioEnergy’s acquisition of Gold Energy through a form of merger transaction known as a “reverse triangular merger”; and
     WHEREAS, the parties have now reached agreement as to the final terms and conditions of such acquisition transaction, and wish to memorialize such agreement as more particularly described herein.
     NOW THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants herein contained, the parties hereto agree as follows:
ARTICLE I
THE TRANSACTION
     Section 1.01 Overview of Transaction.
     (a) At the Effective Time (as such term is defined in Section 1.04 hereof), Gold Energy will merge with US BioEnergy to become a wholly-owned subsidiary of US BioEnergy. The merger will be in the form of a “reverse triangular merger,” involving the merger of a newly-formed, 100%-owned subsidiary of US BioEnergy with and into Gold Energy, with Gold Energy as the surviving entity. Effective as of the Effective Time, Gold Energy will be governed by Articles of Organization in the form attached hereto as EXHIBIT A (which will constitute the Amended and Restated Articles of Organization of Gold Energy and which are referred to herein as the “Gold Energy Articles”) and Operating Agreement in the form attached hereto as EXHIBIT B (which will constitute the First Amended and Restated Operating Agreement of Gold Energy and which is referred to herein as the “Gold Energy Operating Agreement”), and will otherwise continue to operate and exist as a limited liability company organized under the laws of the State of North Dakota.

     (b) Effective as of the Effective Time, US BioEnergy will become the sole member of Gold Energy in accordance with the Gold Energy Articles and Gold Energy Operating Agreement; and the members of Gold Energy will become holders of Class A common stock, $0.01 par value, of US BioEnergy Corporation (the “Class A common stock”) in accordance with the US BioEnergy Articles of Incorporation and US BioEnergy Bylaws, copies of which are attached hereto as EXHIBITS C and D, respectively, and will receive cash as described in Section 1.04(d).
     (c) The foregoing transactions, together with all actions, consents, agreements and transactions described herein or otherwise necessary or desirable in connection therewith, are referred to collectively herein as the “Transaction.”
     Section 1.02 The Closing.
     Unless this Agreement is terminated and the Transaction is abandoned as provided in Article VII hereof, the closing of the Transaction (the “Closing”) shall take place on or before March 15, 2006, or such other date as the parties may mutually determine (the “Closing Date”), subject to the satisfaction or waiver of all conditions to the obligations of each of the parties to consummate the Transaction (other than conditions with respect to actions which the respective parties will take at the Closing itself).
     Section 1.03 Actions at the Closing.
     At the Closing, (a) each of Gold Energy and US BioEnergy shall execute and deliver a Plan of Merger in the form of EXHIBIT E attached hereto (the “Plan of Merger”), (b) each of Gold Energy and US BioEnergy shall deliver to the other the various certificates, instruments and documents referred to in the Plan of Merger or in Article V of this Agreement, and (c) Gold Energy and US BioEnergy will file Articles of Merger in the form of EXHIBIT F attached hereto and as otherwise required and in the manner prescribed by North Dakota law (the “Articles of Merger”) to effectuate the Transaction pursuant to the terms of the Plan of Merger and this Agreement. Where applicable, US BioEnergy shall cause US Bio ND Acquisition, LLC (“Acquisition Subsidiary”), a to-be formed North Dakota limited liability company with US BioEnergy as its single member holding 100% of its membership interests, to take such actions at closing (in lieu of US BioEnergy itself) as are necessary or desirable to effectuate the Transaction pursuant to the terms of the Plan of Merger and this Agreement.
     Section 1.04 Effect of Transaction.
     The Transaction shall become fully effective on the date specified in the Articles of Merger filed in accordance with the North Dakota limited liability company act (the “Effective Time”). The Transaction shall have the effect set forth in the Plan of Merger, this Agreement and applicable state law. At any time after the Effective Time, Gold Energy may take any action (including executing and delivering any document) in the name and on behalf of either party to the Plan of Merger in order to carry out and effectuate the Transaction contemplated by the Plan of Merger. At the Effective Time, without any further action on the part of the members of either Gold Energy or US BioEnergy or the Board of Directors of US BioEnergy or Board of Governors of Gold Energy:

     (a) Gold Energy Articles and Operating Agreement. The Gold Energy Articles and Gold Energy Operating Agreement shall become the articles of organization and operating agreement of Gold Energy.
     (b) US BioEnergy Articles and Bylaws. The US BioEnergy Articles and the US BioEnergy Bylaws shall continue as the articles of incorporation and bylaws of US BioEnergy.
     (c) Gold Energy Board of Governors. Each person designated on Exhibit A to the Gold Energy Operating Agreement shall become and be a governor of Gold Energy following the Effective Time, to serve according to and subject to the Gold Energy Operating Agreement. The officers of Gold Energy as of the Effective Time shall continue to serve as the officers of Gold Energy following the Effective Time, at the pleasure of the Board of Governors of Gold Energy. Certain members of the Board of Governors of Gold Energy immediately prior to the Effective Time shall serve as the initial Board of Advisors of Gold Energy following the Effective Time, as may be determined by such members and US BioEnergy.
     (d) Cancellation and Conversion of Membership Interests and Class A Shares. At and as of the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, and as further described in the Plan of Merger:
(i)	Each membership interest represented by one (1) Class A membership unit of Gold Energy (as defined in Section 2.12) that was issued and outstanding on the books and records of Gold Energy immediately prior to the Effective Time shall be converted into (A) One Thousand Five Hundred (1,500) fully paid and nonassessable shares of Class A common stock Class A common stock and (B) $500 in cash for aggregate cash consideration of $1,050,000; and

(ii)	Each membership interest represented by one (1) Class B membership unit of Gold Energy (as defined in Section 4.08) that was issued and outstanding on the books and records of Gold Energy immediately prior to the Effective Time shall be converted into Two Hundred Fifty (250) fully paid and nonassessable shares of Class A common stock; and

(iii)	As a result of the foregoing conversion, the 2,100 Class A membership units and all Class B membership units of Gold Energy that were issued and outstanding on the books and records of Gold Energy immediately prior to the Effective Time shall be converted into the right to receive an aggregate of: (A) 3,150,000 shares of Class A common stock in respect of the Class A units of Gold Energy; (B) $1,050,000 in cash and (C) up to 5,000,000 shares of Class A common stock in respect of the Class B units of Gold Energy, subject to Section 4.08; and

(iv)	The 100% membership interest of Acquisition Subsidiary held by US BioEnergy shall be converted into a 100% membership interest of Gold Energy, such that US BioEnergy shall become and be the holder of 100% of the membership interests of Gold Energy; and

(v)	All shares of US BioEnergy held by Acquisition Subsidiary which were outstanding prior to the Effective Time shall be canceled; and

(vi)	The voting rights of each member of Gold Energy in Gold Energy shall terminate, and US BioEnergy shall become and be the sole member of Gold Energy and shall be entitled to all of the rights, benefits, and duties of and as the sole member as provided in the Gold Energy Articles and Gold Energy Operating Agreement.
     Section 1.05 Surrender of Certificates.
     Immediately after the Effective Time, US BioEnergy will make available to the record holders of membership interest in Gold Energy identified on Schedule 2.12 (as such Schedule 2.12 may be updated prior to the Effective Time in contemplation of Section 4.08) stock certificates issued in the names of the record holders of membership interests in Gold Energy identified on Schedule 2.12 attached hereto representing that number of shares of Class A common stock to which each such record holder is entitled based on the conversion ratio described in Section 1.04(d)(i)(A) and 1.04(d)(ii) hereof and (b) a check representing the cash portion of the merger consideration described in Section 1.04(d)(i)(B) hereof. Immediately after the Effective Time, Gold Energy shall mail a letter of transmittal (with instructions for its use) in a form acceptable to US BioEnergy to each such record holder for the holder to use in surrendering the certificates that represented the record holder’s membership interest in Gold Energy (or otherwise evidencing such record holder’s acknowledgment of no further membership interest in Gold Energy) in exchange for a stock certificate representing the number of shares of Class A common stock to which such record holder is entitled and a check representing the cash portion of the merger consideration described in Section 1.04(d)(i)(B) hereof.
ARTICLE II
REPRESENTATIONS AND WARRANTIES OF GOLD ENERGY
     Gold Energy represents and warrants to US BioEnergy that the statements contained in this Article II are correct and complete in all material respects as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made on the Closing Date), except as set forth in the Gold Energy Disclosure Schedule delivered by Gold Energy to US BioEnergy attached hereto (the “Gold Energy Disclosure Schedule”). Nothing in the Gold Energy Disclosure Schedule shall be deemed adequate to disclose an exception to a representation or warranty made herein unless the Gold Energy Disclosure Schedule identifies the exception with particularity and describes the relevant facts in detail. Without limiting the generality of the foregoing, the mere listing (or inclusion of a copy) of a document or other item shall not be deemed adequate to disclose an exception to a representation or warranty made herein (unless the representation or warranty has to do with the existence of the document or other item itself).
     Section 2.01 Organization and Good Standing.
     Gold Energy is a limited liability company duly organized and existing under the laws of the State of North Dakota, is in good standing under the laws of the State of North Dakota, and has all requisite power and authority to own its properties and conduct its business as it is presently being conducted. Gold Energy is duly qualified to do business and is in good standing in each jurisdiction in which it conducts business or owns or leases properties of a nature that would require such qualification.
     Section 2.02 Financial Statements.
     Gold Energy has delivered to US BioEnergy its audited financial statements as of September 30, 2005, accompanied by the opinion of Boulay, Heutmaker, Zibell & Co. P.L.L.P. Except as stated in said opinion, such financial statements fairly present the financial position of Gold Energy at the dates indicated therein and the results of its operation for the periods indicated therein, in conformity with generally accepted accounting principles consistently applied. Gold Energy has delivered to US BioEnergy its unaudited financial statements at December 31, 2005, and for the periods then ended, and such financial statements fairly present the financial position of Gold Energy at the dates indicated therein and the results of its operation for the periods indicated therein, in conformity with generally accepted accounting principles consistently applied. There has been no material adverse change in the financial condition or results of operations of Gold Energy since the December 31, 2005, [except for the waiver by Gold Energy of certain restrictions under Section ___of the Design-Build Agreement dated                     , 2006 with Fagen, Inc. relating to the construction of an ethanol plant in Jamestown, North Dakota by Fagen, Inc. (the “Waiver”)].
     Section 2.03 Absence of Liabilities.
     Gold Energy does not have any liability or obligation, whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due, except for liabilities and obligations which are (i) set forth on the face of the balance sheets included in the financial statements referred to in Section 2.02, (ii) fully covered by insurance, except for reasonable deductibles or self-insured retention levels, (iii) incurred in the ordinary course of business since December 31, 2005 and not materially different in type or amount from those set forth on the face of the balance sheets included in the financial statements referred to in Section 2.02, (iv) individually and in the aggregate not material to the business or financial condition or prospects of Gold Energy, or (v) the Waiver.

     Section 2.04 Title to Property.
     Gold Energy has good and marketable title to all real and personal property reflected as owned on the books and records of Gold Energy as of the date of this Agreement and owns outright all other assets, properties or property interests acquired since that date, in each case free of all mortgages, liens, charges and encumbrances, other than (i) easements, rights-of-way and other encumbrances which do not materially impair the use of such real or personal property for the same or similar purposes as such real or personal property has been used by Gold Energy prior to the Effective Time, (ii) liens for current taxes that are not yet due and payable, (iii) liens related to the acquisition of inventory or otherwise arising in the normal course of business, and (iv) other liens, encumbrances and title defects which are not material to the business, operations, financial condition or future prospects of Gold Energy.
     Section 2.05 Intellectual Property.
     Gold Energy owns or possesses, is licensed under or otherwise has lawful access to, all patents, trade secrets, know-how, other confidential information, trademarks, service marks, copyrights, trade names, logos and other intellectual property, whether registered or unregistered, necessary for the lawful conduct of its business as currently conducted, without any infringement of or conflict with the industrial or intellectual property rights of any third party. Gold Energy does not know or have reason to know of any unauthorized use or disclosure or misappropriation of any of its intellectual property.
     Section 2.06 Compliance with Laws, etc.
     Gold Energy has conducted all of its business, including making all offers and sales of membership interests in Gold Energy, in compliance with, and is in compliance with, all applicable laws and regulations the violation of which would have a material adverse effect on Gold Energy or on its business as currently conducted. Gold Energy has all material licenses and permits required by law or otherwise necessary for the proper operation of its business as currently conducted, all of such licenses and permits are in full force and effect, and no action to terminate, withdraw, not renew or materially limit or otherwise change any such license or permit is pending or has been threatened by any governmental agency or other party.
     Section 2.07 Pending Litigation, Claims, Actions, Proceedings or Investigations.
     There is no material action, proceeding or investigation by any administrative or regulatory body or other person which has been commenced or is pending, or to the best of Gold Energy’s knowledge after reasonable inquiry, is threatened against Gold Energy or any of the assets which are owned by Gold Energy.
     Section 2.08 Absence of Defaults; No Material Adverse Effect.
     Gold Energy is not in any material respect in default under any provision of its Articles of Organization or Operating Agreement or any indenture, mortgage, loan agreement or other material agreement to which it is a party or by which it is bound, and Gold Energy is not in violation of any statute, order, rule or regulation of any court or governmental agency having jurisdiction over it or its properties which if enforced could have a material adverse effect on its business, and, except for any consent or approval identified on EXHIBIT G attached hereto, neither the execution and delivery of this Agreement nor the consummation of the Transaction in accordance with this Agreement will in any material respect conflict with or result in a breach of any of the foregoing, which if enforced could have a material adverse effect on its business, or otherwise have a material adverse effect on the assets or prospects of Gold Energy as represented to US BioEnergy.
     Section 2.09 Authorization.
     Gold Energy has the power and authority to enter into and to perform its obligations under this Agreement (subject to the approval of its members as required by Section 5.01(a)). This Agreement and the Transaction have been duly and validly authorized by the Board of Governors of Gold Energy, and, except for the approval of its members as required by Section 5.01(a), no other action is required by Gold Energy in connection with this Agreement or the Transaction. This Agreement constitutes the valid and binding agreement of Gold Energy, enforceable against Gold Energy in accordance with its terms, except to the extent such enforcement may be limited by the application of equitable principles where equitable relief is sought or bankruptcy and other laws relating to the enforcement of creditors, rights generally.
     Section 2.10 Insurance.
     Gold Energy has secured appropriate insurance policies which (i) are issued by sound and reputable insurance companies duly authorized to write said insurance, (ii) are in full force and effect, (iii) are sufficient for compliance with all requirements of law and all agreements to which Gold Energy is a party, and (iv) provide reasonable insurance coverage for the assets and operations of Gold Energy and all liabilities related thereto.
     Section 2.11 Tax Matters.
     Gold Energy has duly filed all federal, state, local, and other tax returns and reports required to be filed by it and all taxes, including income, sales, gross receipt, single business tax, and other taxes and any penalties assessed with respect thereto, due and payable, have been paid, withheld, or reserved for.
     Section 2.12 Membership Units.
     The entire authorized and issued and outstanding membership interests of Gold Energy consists of 2,100 membership units (the “Class A membership units”) issued and outstanding to the persons listed on Schedule 2.12. All of the issued and outstanding membership units have been duly authorized and are validly issued, fully paid, and non-assessable. The names, addresses and number of membership units held by each record holder of membership interests in Gold Energy are set forth on the Schedule 2.12 attached hereto and made a part hereof. Except as described in Section 4.08, there are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments that could require Gold Energy to issue, sell, or otherwise cause to become outstanding any of its membership interests or membership units. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights with respect to Gold Energy.
     Section 2.13 Full Disclosure.
     Gold Energy has disclosed to US BioEnergy (or will disclose pursuant to the provisions of this Agreement) all facts material to the transactions contemplated in this Agreement, including disclosure of all material contracts (as such term is described in Item 601 of Regulation S-K under the Securities Act of 1933, as amended (“Regulation S-K”)). No representation, warranty, or covenant by Gold Energy contained in this Agreement or the Plan of Merger, and no statement contained in any certificate, schedule, or other documents or instrument furnished to US BioEnergy pursuant hereto or in connection with the transactions contemplated hereby, including responses to US BioEnergy inquiries put to Gold Energy in the course of its investigation to confirm the warranties and representations of Gold Energy in this Agreement, contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they were or will be made, not misleading.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF US BIOENERGY
     US BioEnergy represents and warrants to Gold Energy that the statements contained in this Article III are correct and complete in all material respects as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made on the Closing Date), except as set forth in the US BioEnergy Disclosure Schedule attached hereto (the “US BioEnergy Disclosure Schedule”). Nothing in the US BioEnergy Disclosure Schedule shall be deemed adequate to disclose an exception to a representation or warranty made herein unless the US BioEnergy Disclosure Schedule identifies the exception with particularity and describes the relevant facts in detail. Without limiting the generality of the foregoing, the mere listing (or inclusion of a copy) of a document or other item shall not be deemed adequate to disclose an exception to a representation or warranty made herein (unless the representation or warranty has to do with the existence of the document or other item itself).
     Section 3.01 Organization and Good Standing.
     US BioEnergy is a South Dakota corporation incorporated and existing under the laws of the State of South Dakota, is in good standing under the laws of the State of South Dakota, and has all requisite corporate power and authority to own its properties and conduct its business as it is presently being conducted. US BioEnergy is duly qualified to do business and is in good standing in each jurisdiction in which it conducts business or owns or leases properties of a nature that would require such qualification.

     Section 3.02 Financial Statements.
     US BioEnergy has delivered to Gold Energy its unaudited financial statements at and as of December 31, 2005. Such financial statements fairly present the financial position of US BioEnergy at the dates indicated therein and the results of its operation for the periods indicated therein, in conformity with generally accepted accounting principles consistently applied. There has been no material adverse change in the financial condition or results of operations of US BioEnergy since the date of such financial statements, except as may be related to the consummation of the transactions contemplated by: that certain term sheet dated February 10, 2006 between US BioEnergy and Platte Valley Fuel, LLC and that certain letter of intent dated February 3, 2006 between US BioEnergy and CHS Inc., copies of each of which have been provided to Gold Energy; other acquisition or joint venture transactions similar in nature to the Transaction or the foregoing term sheet and letter of intent; reasonable adjustments to the US BioEnergy Articles or Bylaws or equity compensation plans or state of incorporation as may be customary and reasonable in preparation for, or in light of, an initial public offering by US BioEnergy of its securities; and the transactions referred to in Section 5.02(e) (collectively the “Related Transactions”) and except as set forth on Schedule 3.02.
     Section 3.03 Absence of Liabilities.
     US BioEnergy does not have any liabilities or obligations, absolute or contingent, except for liabilities and obligations which are (i) reflected in the financial statements referred to in Section 3.02 or on Schedule 3.02, (ii) fully covered by insurance, except for reasonable deductibles or self-insured retention levels, (iii) incurred in the ordinary course of business since December 31, 2005 and not materially different in type or amount from those reflected in the financial statements referred to in Section 3.02, (iv) the Related Transactions, or (v) individually and in the aggregate not material to the business or financial condition of US BioEnergy.
     Section 3.04 Title to Property.
     Except as set forth on Schedule 3.04, US BioEnergy has good and marketable title to all real and personal property reflected as owned on the books and records of US BioEnergy as of the date of this Agreement and owns outright all other assets, properties or property interests acquired since that date, in each case free of all mortgages, liens, charges and encumbrances, other than (i) easements, rights-of-way and similar encumbrances which do not materially impair the use of such real or personal property for the same or similar purposes as such real or personal property has been used by US BioEnergy prior to the Effective Time, (ii) liens for current taxes that are not yet due and payable, (iii) liens related to the acquisition of inventory or otherwise arising in the normal course of business, (iv) liens or encumbrances related to the Related Transactions, (v) other liens, encumbrances and title defects which are not material to the business, operations or financial condition of US BioEnergy.
     Section 3.05 Intellectual Property.
     US BioEnergy owns or possesses, is licensed under or otherwise has lawful access to, all patents, trade secrets, know-how, other confidential information, trademarks, service marks,

copyrights, trade names, logos and other intellectual property, whether registered or unregistered, necessary for the lawful conduct of its business as currently conducted, without any infringement of or conflict with the industrial or intellectual property rights of any third party. US BioEnergy does not know or have reason to know of any unauthorized use or disclosure or misappropriation of any of its intellectual property.
     Section 3.06 Compliance with Laws, etc.
     US BioEnergy is in compliance with all applicable laws and regulations the violation of which would have a material adverse effect on US BioEnergy or on its business as currently conducted. US BioEnergy has all material licenses and permits required by law or otherwise necessary for the proper operation of its business as currently conducted, all of such licenses and permits are in full force and effect, and no action to terminate, withdraw, not renew or materially limit or otherwise change any such license or permit is pending or has been threatened by any governmental agency or other party.
     Section 3.07 Pending Litigation, Claims, Actions, Proceedings or Investigations.
     There is no material action, proceeding or investigation by any administrative or regulatory body or other person which has been commenced or is pending, or to the best of US BioEnergy’s knowledge after reasonable inquiry, is threatened against US BioEnergy or any of the assets which are owned by US BioEnergy, except as set forth on Schedule 3.02.
     Section 3.08 Absence of Defaults.
     US BioEnergy is not in any material respect in default under any provision of its Articles of Incorporation or Bylaws or any indenture, mortgage, loan agreement or other material agreement to which it is a party or by which it is bound, and US BioEnergy is not in violation of any statute, order, rule or regulation of any court or governmental agency having jurisdiction over it or its properties which if enforced could have a material adverse effect on its business, and, except for any consent or approval identified on EXHIBIT H attached hereto, neither the execution and delivery of this Agreement nor the consummation of the Transaction in accordance with this Agreement will in any material respect conflict with or result in a breach of any of the foregoing, which if enforced could have a material adverse effect on its business.
     Section 3.09 Authorization.
     US BioEnergy has the corporate power and authority to enter into and to perform its obligations under this Agreement. This Agreement and the Transaction have been duly and validly authorized by the Board of Directors of US BioEnergy and no other corporate action is required by US BioEnergy in connection with this Agreement or the Transaction. This Agreement constitutes the valid and binding agreement of US BioEnergy, enforceable against US BioEnergy in accordance with its terms, except to the extent such enforcement may be limited by the application of equitable principles where equitable relief is sought or bankruptcy and other laws relating to the enforcement of creditors, rights generally.

     Section 3.10 Insurance.
     US BioEnergy has secured appropriate insurance policies which (i) are issued by sound and reputable insurance companies duly authorized to write said insurance, (ii) are in full force and effect, (iii) are sufficient for compliance with all requirements of law and all agreements to which US BioEnergy is a party, and (iv) provide reasonable insurance coverage for the assets and operations of US BioEnergy and all liabilities related thereto.
     Section 3.11 Tax Matters.
     US BioEnergy has duly filed all federal, state, local, and other tax returns and reports required to be filed by it and all taxes, including income, sales, gross receipt, and other taxes and any penalties assessed with respect thereto, due and payable, have been paid, withheld, or reserved for.
     Section 3.12 Full Disclosure.
     US BioEnergy has disclosed to Gold Energy (or will disclose pursuant to the provisions of this Agreement) all facts material to the transactions contemplated in this Agreement, including disclosure of all material contracts (as such term is described in Regulation S-K). No representation, warranty, or covenant by US BioEnergy contained in this Agreement or the Plan of Merger, and no statement contained in any certificate, schedule, or other documents or instrument furnished to Gold Energy pursuant hereto or in connection with the transactions contemplated hereby, including responses to Gold Energy inquiries put to US BioEnergy in the course of its investigation to confirm the warranties and representations of US BioEnergy in this Agreement, contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they were or will be made, not misleading.
ARTICLE IV
PRE-CLOSING COVENANTS
     The parties agree as follows with respect to the period between the execution of this Agreement and the Closing Date:
     Section 4.01 Good Faith Efforts.
     Each party will use its good faith efforts (i) to take all action necessary to render accurate, as of the Closing Date, its representations and warranties contained herein, and to refrain from taking any action which would render any such representation or warranty inaccurate as of the Closing Date, (ii) to perform or cause to be satisfied each covenant or condition to be performed or satisfied by it pursuant to this Agreement or the Plan of Merger, and to cause the Transaction to be consummated (including the formation of a merger subsidiary to merge with and into Gold Energy), and (iii) to obtain all licenses or other approvals required to be obtained by it from any appropriate governmental or regulatory body or other person in connection with the carrying out of the Transaction and the continued operation of business by Gold Energy after the Closing Date, including without limitation the consents and approvals identified in EXHIBIT G and EXHIBIT H attached hereto.
     Section 4.02 Preservation of Business.
     Except with respect to the Waiver and the Related Transactions, each party shall conduct its business in the ordinary course and in a manner consistent with its past practices (except as expressly contemplated hereby), and shall use good faith efforts to preserve intact its business organization, properties (except as they may be sold, used or otherwise disposed of in the ordinary course) and the good will of its members, suppliers, customers and others having business relationships with it. Gold Energy will maintain its current partnership tax status.
     Section 4.03 Conduct of Business.
     Neither party will engage in any practice, take any action, or enter into any transaction outside of the ordinary course of business without the prior consent of the other party to this Agreement, with the exception of the Waiver and the Related Transactions. In addition, except as described in Section 4.08, Gold Energy shall not, without the prior written consent of US BioEnergy:
     (a) Grant to any person any option to purchase, or other right to acquire, capital stock or other equity interests;
     (b) Issue any capital stock or other equity interests;
     (c) Other than the Waiver, amend, enter into or terminate any material contract, lease or understanding (defined as involving more than $5,000);
     (d) Amend its Articles of Organization, Operating Agreement, or any board policies;
     (e) Incur any indebtedness for borrowed money or make any commitment to borrow money;
     (f) Make, agree or commit to any material capital expenditures (defined as involving more than $5,000 in aggregate);
     (g) Mortgage any of its assets, or except in the ordinary course of business, sell any of its assets having an aggregate value which would be material to its business;
     (h) Pay any dividends or make any distributions with respect to its capital stock or equity interests, except in the ordinary course of business;
     (i) Reclassify, combine, subdivide, split-up, or amend its capital stock or equity interests;

     (j) Purchase, acquire or redeem any shares of capital stock or other equity interests (other than in satisfaction of allocated losses), except in the ordinary course of business; or
     (k) Agree or commit to do any of the foregoing.
     Section 4.04 Meetings of Members.
     Gold Energy will take all steps necessary to call special meetings of, and/or mail votes by, the members of Gold Energy, to be held on or before March 15, 2006 for purposes of considering and voting on the Transaction and other matters covered by this Agreement in accordance with its Articles of Organization, Operating Agreement and applicable law. The parties will cooperate with each other in connection with the special member meeting, and develop a mutually agreed upon plan for disseminating information concerning the Transaction.
     Section 4.05 Full Access.
     Each party will permit the authorized representatives of the other party to have full access at all reasonable times, and in a manner so as not to interfere with the normal business operations of such party, to all premises, properties, personnel, books, records (including tax records), contracts, and documents of or pertaining to such party. The obligations of each party with respect to any information furnished by the other party shall be to treat such information as “Confidential Information” and to take such steps as are reasonably necessary to maintain and protect their confidential status. If for any reason the Transaction is not consummated, each party will promptly return all documents, papers, books, records and other materials (and all copies thereof) embodying any Confidential Information obtained in the course of its investigation and evaluation.
     Section 4.06 Notice of Developments.
     Each party will give prompt written notice to the other of any material adverse development causing a breach of any of its own representations and warranties contained herein. Except as specified in such written notice, no disclosure by a party pursuant to this Section 4.06 shall be deemed to amend or supplement such party’s Disclosure Schedule or to prevent or cure any misrepresentation, breach of warranty, or breach of covenant.
     Section 4.07 Exclusivity.
     Gold Energy will not (i) solicit, initiate, or encourage the submission of any proposal or offer from any person relating to the acquisition of its membership interests or other voting securities, or any portion of the assets of, Gold Energy (including any acquisition structured as a merger, consolidation, or share exchange) or (ii) participate in any discussions or negotiations regarding, furnish any information with respect to, assist or participate in, or facilitate in any other manner any effort or attempt by any person to do or seek any of the foregoing. Gold Energy will notify US BioEnergy immediately if any person makes any proposal, offer, inquiry, or contact with respect to any of the foregoing.

     Section 4.08 Class B Membership Units.
     Gold Energy may create a new class of membership units with such rights, preferences, privileges as it deems advisable (the “Class B membership units”) and accept subscriptions and contributions therefor from the holders of its Class A units and do all things required under its constituting documents to effect the approval, creation and issuance of the Class B units; provided that, without the prior written consent of US BioEnergy: (a) Gold Energy may not issue or sell any Class B unit for a purchase price of less than $500 per unit paid in cash; (b) Gold Energy may not issue or sell more than 10,000 Class B units; (c) US BioEnergy shall not be obligated under Section 1.04(d)(ii) to issue more than 5,000,000 shares of Class A common stock in respect of the conversion of the Class B units; and (b) all Class B membership units issued and outstanding immediately prior to the Effective Time shall have been duly authorized and validly issued, fully paid, and non-assessable.
ARTICLE V
CLOSING CONDITIONS
     Section 5.01 Conditions to Obligations of Each Party.
     The respective obligations of Gold Energy and US BioEnergy to consummate the Transaction and other matters described in this Agreement are, at their respective options, subject to the satisfaction or waiver of each of the following conditions on or before the Closing Date:
     (a) The members of Gold Energy shall have approved this Agreement, the Plan of Merger, and the Transaction, all in accordance with the requirements of applicable law and the Articles of Organization and Operating Agreement of Gold Energy;
     (b) No injunction, restraining order or order of any nature issued by any court of competent jurisdiction, government or governmental agency enjoining the Transaction shall have been issued and remain in effect;
     (c) All consents, approvals and waivers which are necessary in connection with the Transaction, or any part thereof, shall have been obtained, including the consents and approvals referred to in Section 4.01 above;
     (d) No action shall have been threatened or instituted by any governmental agency or any other person challenging the legality of the Transaction, seeking to prevent or delay consummation of the Transaction or seeking to obtain divestiture or other relief in the event of consummation of the Transaction. It is understood in the event that such an action is threatened or instituted, the parties will first attempt for a period of ninety (90) days to obtain dismissal or other favorable resolution of such threatened or actual action prior to exercise of their right to terminate hereunder;
     (e) Existing members of Gold Energy shall have made contributions in cash in respect of Class B membership units of Gold Energy as described in Section 4.08 and Gold

Energy shall provide US BioEnergy with such documentation as it may reasonably require to verify the contributions.
     Section 5.02 Additional Conditions to Obligation of Gold Energy.
     The obligation of Gold Energy to consummate the Transaction is, at its option, subject to the satisfaction or waiver of each of the following additional conditions at the Closing Date:
     (a) All the representations and warranties of US BioEnergy contained in this Agreement shall be true and correct in all material respects on the Closing Date as though such representations and warranties were made on and as of the Closing Date, and US BioEnergy shall have performed all of its obligations and complied with all of its covenants contained in this Agreement and in the Plan of Merger to be performed or complied with prior to the Closing Date;
     (b) Gold Energy shall have received a certificate, dated as of the Closing Date, and executed by the Chief Executive Officer, Chief Financial Officer or President of US BioEnergy, certifying in such detail as Gold Energy may reasonably request as to the accuracy of such representations and warranties, the fulfillment of such obligations, compliance with such covenants and satisfaction of the conditions to Gold Energy’s obligation as of the Closing Date;
     (c) All actions, proceedings and documents necessary to carry out the Transaction (including, without limitation, the US BioEnergy Disclosure Schedule) shall be reasonably satisfactory to Gold Energy;
     (d) There shall have occurred no material adverse change since the date hereof in the financial condition of US BioEnergy as set forth in the financial statements referred to in Section 3.02, with the exception of the Related Transactions; and
     (e) Gold Energy understands that the Transaction is part of a plan of expansion (the “Plan of Expansion”) to substantially increase the assets and capitalization of US BioEnergy that also includes the issuance of shares of Class A common stock to (a) existing shareholders of US BioEnergy pursuant to that certain Stock Purchase Agreement dated as of March 8, 2006; (b) members of Platte Valley Ethanol, LLC pursuant to a Transaction Agreement executed on or about the date of this Agreement relating to the transactions described in that certain term sheet dated February 10, 2006 between US BioEnergy and Platte Valley Fuel, LLC; and (c) other acquisition transactions, sales of stock or other transactions similar in nature to the foregoing.
     Existing shareholders of US BioEnergy must have made a binding commitment for a contribution of cash to US BioEnergy in respect of a purchase of shares of Class A common stock such that the transferors of property, including cash, pursuant to the Plan of Expansion together own 85% or more of the issued and outstanding shares of Class A common stock immediately following the completion of the Plan of Expansion.
     Section 5.03 Additional Conditions to Obligation of US BioEnergy.
     The obligation of US BioEnergy to consummate the Transaction is, at its option, subject to the satisfaction or waiver of each of the following additional conditions on or before the Closing Date:

     (a) All the representations and warranties of Gold Energy contained in this Agreement shall be true and correct in all material respects on the Closing Date as though such representations and warranties were made on and as of the Closing Date, and Gold Energy shall have performed all of its obligations and complied with all of its covenants contained in this Agreement and in the Plan of Merger to be performed or complied with prior to the Closing Date;
     (b) Gold Energy shall have executed and delivered the Waiver and provided a copy thereof to US BioEnergy;
     (c) Except for the Waiver, there shall have occurred no material adverse change since the date hereof in the financial condition of Gold Energy as set forth in the financial statements referred to in Section 2.02;
     (d) Either all of the members of Gold Energy shall have voted for the approval of the Transaction and Plan of Merger, or US BioEnergy must be reasonably satisfied that members who voted against the Transaction and Plan of Merger are not entitled to dissent from the Transaction or withdraw from Gold Energy and receive the fair value of such member’s interest in Gold Energy;
     (e) US BioEnergy shall have received a certificate, dated as of the Closing Date, executed by the Chief Executive Officer, Chief Financial Officer or President of Gold Energy, certifying in such detail as US BioEnergy may reasonably request as to the accuracy of such representations and warranties, the fulfillment of such obligations, compliance with such covenants and satisfaction of the conditions to US BioEnergy’s obligations as of the Closing Date; and
     (f) All actions, proceedings and documents necessary to carry out the Transaction (including, without limitation, the Gold Energy Disclosure Schedule) shall be reasonably satisfactory to US BioEnergy.
ARTICLE VI
OTHER AGREEMENTS
     Section 6.01 Tax Agreement.
     Gold Energy, by and on behalf of its existing members, agrees that neither US BioEnergy nor any of its officers, directors, employees or agents (including its attorneys or accountants) is responsible for the tax treatment of the Transaction and the Merger or any tax consequences or reporting obligations of its members as a result of the Transaction and the Merger, that Gold Energy has relied solely on its own accountants and attorneys to provide them with such advice (and not the attorneys or accountants of US BioEnergy), and that neither US BioEnergy or any of its officers, directors, employees or agents (including its attorneys or accountants) nor Gold Energy following the Merger shall have any obligation or liability to Gold Energy or its members for any tax consequence of the Transaction and Merger.

     Section 6.02 Conduct from Closing Date to Effective Time.
     The parties agree that with respect to the period between the Closing Date and the Effective Time, the covenants and provisions of Article IV (except Sections 4.01 and 4.07) shall be in full force and effect and in addition to such covenants and provisions, and not by way of limitation, from the period between the Closing Date and the Effective Time, US BioEnergy shall have all of the rights and privileges with respect to Gold Energy as if it were the sole member of Gold Energy under the Gold Energy Operating Agreement.
ARTICLE VII
TERMINATION
     Section 7.01 Termination of Agreement.
     This Agreement shall be terminated and the Transaction abandoned if at any time prior to the Closing:
     (a) The members of Gold Energy fail to approve the Transaction as required by Section 5.01(a); or
     (b) The parties mutually agree in writing to terminate this Agreement; or
     (c) Either party delivers a written notice to the other to the effect that (i) one or more of the conditions to its obligations as set forth herein cannot be met, (ii) the other party has defaulted in a material respect under one or more of its covenants or agreements contained herein, or (iii) any of the representations or warranties of the other party are or have become materially untrue or incorrect as of the date of such notice, and in any case such condition or conditions have not been satisfied, such default or defaults have not been remedied or such representation or warranty has not been rendered true and correct within thirty (30) days after such notice is mailed; or
     (d) The Closing has not occurred on or before March 15, 2006, or such later date as the parties may mutually agree upon.
     Section 7.02 Effect of Termination.
     If this Agreement is terminated pursuant to Section 7.01 above, all rights and obligations of the parties hereunder shall terminate without any liability of either party to the other (except for any liability of a party then in breach); provided, however, that the confidentiality and return of documents provisions contained in or referred to Section 4.05 above shall survive any such termination.

ARTICLE VIII
MISCELLANEOUS
     Section 8.01 Waiver of Conditions.
     Any party may, at its option, waive in writing any and all of the conditions herein contained to which its obligations hereunder are subject. A party, by consummating the transactions contemplated herein, shall be deemed to have waived any breach of a warranty, representation, covenant or condition of which such party received written notice prior to the Closing Date if the notice specifically referred to this Section 8.01 and described the breach in reasonable detail.
     Section 8.02 Amendment.
     The parties by mutual consent may amend, modify or supplement this Agreement in such manner as may be agreed upon in writing.
     Section 8.03 Binding Nature.
     This Agreement shall be binding upon and inure only to the benefit of the parties hereto and their respective successors and assigns, provided that neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned or delegated by any of the parties hereto without the prior written consent of the other parties hereto.
     Section 8.04 Counterparts.
     This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
     Section 8.05 Entire Agreement.
     This Agreement, the Plan of Merger and the other documents referred to herein and therein set forth the entire understanding of the parties hereto with respect to the matters provided for herein and therein and supersede all prior agreements, covenants, arrangements, communications, representations or warranties, whether oral or written, by any officer, employee or representative of either party.
     Section 8.06 Notices.
     All notices, requests, demands and other communications hereunder shall be deemed to have been duly given if delivered or mailed, certified or registered mail, with postage prepaid:

If to Gold Energy:
Gold Energy, LLC
1183 6th Street South
Wahpeton, North Dakota 58075
Attn: Les Nesvig
If to US BioEnergy:
US BioEnergy Corporation
111 Main Avenue, Suite 200
Brookings, South Dakota 57005
Attn: Gordon W. Ommen
     Section 8.07 Survival of Representations and Warranties; Indemnity
     The representations and warranties of the parties contained in Articles II and III of this Agreement shall survive the Closing Date for a period of one year following the Closing Date and may form the basis for any action by or on behalf of either party or any third party for breach, misrepresentation or indemnity for a period of one year after the Closing Date. For any claim or cause of action of whatever nature that is brought, made or threatened within one year after the Closing Date and that arises out of or relates to or results from or is attributable to a material breach of Gold Energy’s representations or warranties made to US BioEnergy hereunder, the members of Gold Energy’s Board of Governors who join in the execution of this Agreement shall jointly and severally indemnify, defend and hold US BioEnergy and Gold Energy harmless against all losses, damages, liabilities, obligations, and expenses incurred by or asserted against US BioEnergy or Gold Energy in connection with any such claims or proceeding and the defense thereof, which either individually or in the aggregate exceeds or has exceeded $100,000, provided that, except in cases of fraud or intentional misconduct, the sole remedy against such members of the Board shall be to foreclose on a pledge of the shares of Class A common stock such member received in the Transaction and Merger (or the US BioEnergy shares received by an affiliate of such member). Each of the undersigned members of the Board, by joining in the execution of this Agreement, agrees to such indemnification and further agrees to execute such pledge agreements and other instruments or documents (or cause their affiliates to execute) as may be reasonably necessary to effect the foregoing.

     Section 8.08 Captions.
     The article and section headings of this Agreement are for convenience only and shall not affect the meaning or construction of this Agreement.
* * * * *
     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

GOLD ENERGY, LLC		US BIOENERGY CORPORATION

By:	/s/ LES NESVIG	By:	/s/ CHAD D. HATCH
Its:	Chairman	Its:	CFO
[additional signatures next page]

JOINDER TO SECTION 8.07
     Each of the undersigned members and governors of Gold Energy, LLC joins in the execution of this Agreement as of the date first set forth above, not as a party to the transactions between US BioEnergy Corporation and Gold Energy, LLC, but solely for the express purposes and agreements set forth in Section 8.07 of this Agreement.

/s/ LES NESVIG Les Nesvig	/s/ DAN SKOLNESS Dan Skolness

Randy Schneider	/s/ LANCE PETERSON Lance Peterson

/s/ RANDALL AARESTAD Randall Aarestad	/s/ SHAUN BEAUCLAIR Shaun Beauclair

/s/ BLANE BENEDICT Blane Benedict	/s/ PAUL CASPER Paul Casper

/s/ MARK DILLON Mark Dillon	/s/ TERRY GOERGER Terry Goerger

/s/ DAWN HEBERT Dawn Hebert	/s/ ROBERT KRAMER Robert Kramer

/s/ DIRK LENTHE Dirk Lenthe	/s/ DUNNLEY MATTKE Dunnley Mattke

/s/ TIM (TOBY) MCPHERSON Tim (Toby) McPherson	/s/ RICHARD OFTEDAHL Richard (Dick) Oftedahl

/s/ HENRY REICHERT Henry Reichert	/s/ CINDY SCHREIBER-BECK Cynthia (Cindy) Schreiber-Beck

/s/ MATT SEDERSTROM Matt Sederstrom	/s/ MICHELLE SWENSON Michelle Swenson

/s/ LYNN SYNHORST

Lynn Synhorst

Index of Exhibits and Schedules*

Exhibits
Exhibit A	–	Gold Energy Amended and Restated Articles of Organization
Exhibit B	–	Gold Energy First Amended and Restated Operating Agreement
Exhibit C	–	US BioEnergy Corporation Articles of Incorporation
Exhibit D	–	US BioEnergy Corporation Bylaws
Exhibit E	–	Plan of Merger
Exhibit F	–	Articles of Merger
Exhibit G	–	Gold Energy Lists of Consents and Approvals
Exhibit H	–	US BioEnergy Corporation Lists of Consents and Approvals
Schedules
Gold Energy, LLC Disclosure Schedule

Schedule 2.12	Names and Addresses and Number of Membership Units of Record Holders of Membership Interests in Gold Energy, LLC
US BioEnergy Corporation Disclosure Schedule

Schedule 3.02	Financial Statements
Schedule 3.04	Title to Properties

*	Exhibits and Schedules to the Transaction Agreement are not being filed herewith. The Registrant undertakes to furnish supplementally a copy of any omitted exhibit or schedule to the Commission upon request, pursuant to Item 601(b)(2) of Regulation S-K.

AMENDMENT NO. 1 to
TRANSACTION AGREEMENT
     THIS AMENDMENT NO. 1 TO TRANSACTION AGREEMENT (this “Amendment”) is made and entered into as of March 15, 2006, by and between GOLD ENERGY, LLC, a North Dakota limited liability company (“Gold Energy”), and US BIOENERGY CORPORATION, a South Dakota corporation (“US BioEnergy”).
     WHEREAS, the parties have entered into that certain Transaction Agreement dated as of March 9, 2006 (the “Agreement”);
     WHEREAS, the parties desire to amend the Agreement by this Amendment to modify the closing date in Section 1.02, to modify Section 7.01(d) and Section 8.07 of the Agreement, and to clarify the conversion ratio on the Class B membership units of Gold Energy;
     NOW, THEREFORE, in consideration of the foregoing, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties agree as follows:
1.	The parties agree that the Closing of the Transaction shall take place on or before March 20, 2006, or such other date as the parties may mutually determine, and Section 1.02 of the Transaction Agreement is hereby amended to reflect such revised Closing Date.

2.	The parties agree that: the conversion ratio of Class B membership units of Gold Energy (as defined in and subject to Section 4.08 of the Transaction Agreement) to Class A common stock of US BioEnergy is one (1) Class B membership unit converts into Two Hundred Fifty (250) shares of Class A common stock, as provided for in Section 1.04(d)(ii) of the Transaction Agreement; and therefore Section 1.04(d)(iii)(C) and Section 4.08(c) each is hereby amended to replace 5,000,000 shares with 2,500,000 shares to reflect such agreed upon conversion ratio.

3.	Section 7.01(d) is hereby amended to read in its entirety:
     (d) The Closing has not occurred on or before April 30, 2006, or such later date as the parties may mutually agree upon.
4.	Section 8.07 is hereby amended to read in its entirety:
     Section 8.07 Survival of Representations and Warranties; Indemnity
The representations and warranties of the parties contained in Articles II and III of this Agreement shall survive the Closing Date for a period of one year following the Closing Date and may form the basis for any action by or on behalf of either party or any third party for breach, misrepresentation or indemnity for a period of one year after the Closing Date.

For any claim or cause of action of whatever nature that is brought, made or threatened within one year after the Closing Date and that arises out of or relates to or results from or is attributable to a material breach of Gold Energy’s representations or warranties made to US BioEnergy hereunder, the members of Gold Energy’s Board of Governors who join in the execution of this Agreement shall jointly and severally indemnify, defend and hold US BioEnergy and Gold Energy harmless against all losses, damages, liabilities, obligations, and expenses incurred by or asserted against US BioEnergy or Gold Energy in connection with any such claims or proceeding and the defense thereof, which either individually or in the aggregate exceeds or has exceeded $100,000, provided that, except in cases of fraud or intentional misconduct, the sole remedy against such members of the Board shall be to foreclose on a pledge of the shares of Class A common stock such member received in the Transaction and Merger (or the US BioEnergy shares received by an affiliate of such member) in respect of such member’s Gold Energy Class A membership units. For clarity, the parties agree that no shares of Class A common stock received in respect of the Class B membership units of Gold Energy shall be subject to the foregoing indemnity or any pledge by reason of this Section 8.07. Each of the undersigned members of the Board, by joining in the execution of this Agreement, agrees to such indemnification and further agrees to execute such pledge agreements and other instruments or documents (or cause their affiliates to execute) as may be reasonably necessary to effect the foregoing.
5.	Except as modified herein, all of the terms and conditions of the Agreement remain unchanged and in full force and effect and are hereby ratified as of the date hereof by the parties hereto. In the event of a conflict in the terms of the Agreement and this Amendment, the terms of this Amendment shall control. This Amendment may be executed in counterpart signature pages, each of which shall be deemed an original, and all such counterparts constitute but one instrument.
     IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date first set forth above.

GOLD ENERGY, LLC		US BIOENERGY CORPORATION

By:	/s/ LES NESVIG	By:	/s/ CHAD D. HATCH
Its:	Chairman	Its:	CFO
[additional signatures next page]

JOINDER TO AMENDED SECTION 8.07
     Each of the undersigned members and governors of Gold Energy, LLC joins in the execution of this Amendment as of the date first set forth above, not as a party to the transactions between US BioEnergy Corporation and Gold Energy, LLC, but solely for the express purposes and agreements set forth in Section 8.07 of the Agreement, as amended by this Amendment.

/s/ LES NESVIG Les Nesvig	/s/ DAN SKOLNESS Dan Skolness

/s/ RANDY SCHNEIDER Randy Schneider	/s/ LANCE PETERSON Lance Peterson

/s/ RANDALL AARESTAD Randall Aarestad	/s/ SHAUN BEAUCLAIR Shaun Beauclair

/s/ BLANE BENEDICT Blane Benedict	/s/ PAUL CASPER Paul Casper

/s/ MARK DILLON Mark Dillon	/s/ TERRY GOERGER Terry Goerger

/s/ DAWN HEBERT Dawn Hebert	/s/ ROBERT KRAMER Robert Kramer

/s/ DIRK LENTHE Dirk Lenthe	/s/ DUNNLEY MATTKE Dunnley Mattke

/s/ TIM (TOBY) MCPHERSON Tim (Toby) McPherson	/s/ RICHARD OFTEDAHL Richard (Dick) Oftedahl

/s/ HENRY REICHERT Henry Reichert	/s/ CINDY SCHREIBER-BECK Cynthia (Cindy) Schreiber-Beck

/s/ MATT SEDERSTROM Matt Sederstrom	/s/ MICHELLE SWENSON Michelle Swenson

/s/ LYNN SYNHORST

Lynn Synhorst